Filed by Dragoneer Growth Opportunities Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp.

(Commission File No. 333-254845)

On May 12, 2021, CCC Information Services Inc. (“CCC”) issued the following press release.

CCC Information Services Announces Date of First Quarter 2021 Earnings Call

CHICAGO—(May 12, 2021) – CCC Information Services Inc. (“CCC”), a leading SaaS platform for the P&C insurance economy, today announced that it will report its first quarter 2021 financial results after the U.S. financial markets close on Thursday, May 20, 2021.

In conjunction with this announcement, CCC will host a conference call on Thursday, May 20, 2021 at 5:00 p.m. Eastern Time to discuss CCC’s financial results and financial guidance. To access this call, dial 855-940-5321 (domestic) or 929-517-0421 (international). The conference ID number is 1711638. A live webcast of this conference call will be available on the Dragoneer Growth Opportunities (NYSE: DGNR) “Investor Relations” page (https://www.dragoneergrowth.com/DGNR/) and a replay will be archived on the website as well.

About CCC

CCC is a leading SaaS platform for the multi-trillion-dollar P&C insurance economy powering operations for insurers, repairers, automakers, part suppliers, lenders, and more. CCC cloud technology connects more than 30,000 businesses digitizing mission-critical workflows, commerce, and customer experiences. A trusted leader in AI, IoT, customer experience, network and workflow management, CCC delivers innovations that keep people’s lives moving forward when it matters most. Learn more about CCC at www.cccis.com.

CCC and the CCC logo are registered trademarks of CCC Information Services Inc.

Contact Information

Brian Denyeau

ICR, Inc.

(646) 277-1251

IR@cccis.com

Important Information and Where to Find It

A full description of the terms of the proposed business combination between CCC’s parent corporation, Cypress Holdings, Inc. (the “Company”) and Dragoneer Growth Opportunities Corp. (“Dragoneer”) (the “transaction”) can be found in the registration statement on Form S-4, filed with the Securities and Exchange Commission (“SEC”) by Dragoneer on March 31, 2021 that includes a prospectus with respect to the Company’s securities to be issued in connection with the transaction and a proxy statement with respect to the shareholder meeting of Dragoneer to vote on the transaction, each of which remains subject to completion. The registration statement has not yet been declared effective by the SEC and CCC and Dragoneer expect to make further changes to the registration statement, which may be material to an investor. Accordingly, investors are cautioned not to rely on the registration statement, including the accompanying prospectus and proxy statement, until it is declared effective and other than for its intended purpose. Dragoneer urges its investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Dragoneer, CCC and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Dragoneer as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Dragoneer and CCC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Dragoneer is set forth in Dragoneer’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on August 17, 2020 and is available free of charge at the SEC’s web site at www.sec.gov or by directing a request to: Dragoneer Growth Opportunity Corp., One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Dragoneer shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Dragoneer, the Company or CCC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding future events, growth and innovations. Such differences may be material. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, challenges inherent in product research and development, including the ability to generate a comprehensive estimate; competition, including technological advances and new products marketed by competitors; changes to applicable laws and regulations; laws related to use of artificial intelligence or photos; insurer claim practices and other risks and uncertainties, including those included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC and those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering, both of which can be obtained, without charge, at the SEC’s website (www.sec.gov). The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.